Exhibit 2

Primary Business Name: AQUA SECURITIES L.P.

BD Number: 47681

BD - AMENDMENT

04/09/2019

BD - INDIRECT OWNERS

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
BGC HOLDINGS US, INC.	DE	BGC PARTNERS, L.P.	SHAREHOLDER	04/2008	C	Y	N	20-8048426
BGC HOLDINGS, L.P.	DE	BGC PARTNERS, L.P.	SHAREHOLDER	04/2008	D	Y	N	20-1825903
BGC PARTNERS, L.P.	DE	AQUA SECURITIES HOLDINGS LLC	SHAREHOLDER	04/2008	C	Y	Y	20-1036951
CANTOR FITZGERALD LP	DE	CFLP CFS I HOLDINGS LP	MANAGING PARTNER	05/2007	E	N	N	13-3680189
CANTOR FITZGERALD LP	DE	AQUA SECURITIES HOLDINGS LLC	SHAREHOLDER	05/2007	D	Y	N	13-3680189
CF GROUP MANAGEMENT INC	DE	CFGM CFS HOLDINGS, LLC	MANAGING PARTNER	05/2007	E	Y	N	13-3679422
CF GROUP MANAGEMENT INC	DE	CANTOR FITZGERALD LP	MANAGING PARTNER	01/1996	F	Y	N	13-3679422
CFGM CFS HOLDINGS, LLC	DE	CANTOR FITZGERALD SECURITIES	MANAGING PARTNER	05/2007	F	Y	N	13-3679422
CFLP CFS I HOLDINGS LP	DE	CANTOR FITZGERALD SECURITIES	MANAGING PARTNER	05/2007	E	Y	N	20-2948695
LUTNICK, HOWARD I WILLIAM		CF GROUP MANAGEMENT INC	MANAGING PARTNER	09/1992	E	Y	N	1157026
LUTNICK, HOWARD I WILLIAM		CANTOR FITZGERALD, L.P.	INDIVIDUAL	09/1992	F	Y	N	1157026